Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)  Form 40-F
News Release Issue No.  14 - 2007

AUGUST 9, 2007
FOR IMMEDIATE RELEASE

AURIZON MINES LTD: SECOND QUARTER FINANCIAL RESULTS – RELEASE NOTIFICATION AND CONFERENCE CALL

Aurizon Mines Ltd. (TSX: ARZ, AMEX: AZK) plans to announce its second quarter financial results for 2007 before market opening on Friday, August 10th, 2007.

In addition, Aurizon Mines will host a conference call to discuss the results on Friday, August 10, 2007 at 2:00 p.m. (Eastern Standard Time).

You may access the call by calling the operator at 416-340-8010 or toll free access at 1-866-540-8136 prior to the scheduled start time.  A playback version of the call will be available until Thursday, August 17, 2007 at 416-695-5800 or toll free at 1-800-408-3053.

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact David P. Hall, President or
Ian S. Walton, Chief Financial Officer at
Telephone: (604) 687-6600 or (819) 339-5621; Toll Free: 1-888-411-GOLD;
Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com